UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON OCTOBER 24, 2012

DATE, TIME, AND PLACE:

October 24, 2012, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros and, through  teleconference, Mr. José Antonio Alvarez Alvarez,– Directors. Mr. José Manuel Tejón Borrajo and Mrs. Viviane Senna Lalli were absent due to justified reasons. Messrs. Conrado Engel, Senior Vice-President Executive Officer and Carlos Alberto López Galán, Vice-President Executive Officer, were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the Company’s Financial Statements regarding the 3rd quarter of 2012; (b)  appoint the members of Risks Committee of the Company; (c)  approve the amendment of the Rules of Procedures of the Risks Committee; and (d)  approve the proposal to withdraw of item of grant Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”) of agenda of Extraordinary Shareholders’ Meeting to be held on October 31, 2012..

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 3rd quarter of 2012, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to IAS – 34  Intermediate Financial Statements from the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the interpretations of International Financial Reporting Interpretations Committee (“IFRIC”) everything as proposed by the Board of Executive Officers, according to the meeting held on October 23, 2012, at 09:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

[Free English Translation]

(b)       Appointed, with abstention of the Messrs. Celso Clemente Giacometti and José Roberto Mendonça de Barros, pursuant to article 14, paragraph 6 of the Company’s Bylaws and the favorable opinion of Appointment and Remuneration Committee, the Messrs. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, bearer of RG  # 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) # 029.303.408-78; Conrado Engel, Brazilian citizen, married, engineer, bearer of RG # 12849016-7 SSP/SC, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 025.984.758-52; Oscar Rodriguez Herrero, a Spanish citizen, single, administrator, bearer of RNE  # V485694-0, registered with the Individual Taxpayers’ Roll (“CPF/MF”) # 060.185.177-36; Ronaldo Yassuyuki Morimoto, a Brazilian citizen, single, bank employee, bearer of RG # 27.296.905-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) # 267.678.438-22, all resident and domiciled in São Paulo - SP, with business address at Avenue Presidente Juscelino Kubitschek, 2041 and 2235, Vila Olímpia  and Mr. José Roberto Mendonça de Barros, a Brazilian citizen, married, economist, bearer of RG  # 2.965.578-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) #  005.761.408-30, resident and domiciled in the city of São Paulo - SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5o floor, São Paulo – SP. Mr. José Roberto Mendonça de Barros was designated as Coordinator of Committee;

(c)        Approved, pursuant to article 17, item XXIX, of the Company’s Bylaws, the amendment of the Rules of Procedures of the Risks Committee, which will become effective from this date;

(d)       Finally, approved the proposal of Board of Executive Officers, according to the meeting held on October 23, 2012, at 09:30 a.m., to withdraw the item II of Agenda of Extraordinary Shareholders’ Meeting to be held on October 31, 2012, at 05:00 p.m. on the proposal of grant of Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”) of Company (“Plan”), approved by Board of Directors of Company in a meeting held  on September 26, 2012, at 09:30 a.m., in view of the need to conduct additional studies which may result in adjustments to the Plan. The Directors authorized to take any necessary measure to withdraw the item II of Agenda of Extraordinary Shareholders’ Meeting above indicated.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, October 24, 2012. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez, José de Paiva Ferreira and José Roberto Mendonça de Barros - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

[Free English Translation]

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer